Exhibit 21.1

Significant Subsidiaries

Subsidiary	Jurisdiction of Incorporation	DBA

NEON Systems UK Ltd	England	Same
NEON Systems Canada Inc.	Quebec	Same
NEON Systems Quebec Inc.	Quebec	Same
NEON Systems GmbH	Germany	Same
NEON Beyond Acquisition Corp.	Delaware	Same